SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 5 to
Schedule 13E-3

RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

MAXXAM Inc.
(Name of the Issuer)

MAXXAM Inc. Charles E. Hurwitz Gilda Investments, LLC Giddeon Holdings, Inc. Hurwitz Investment Partnership L.P. Hurwitz Family Foundation Shawn M. Hurwitz
(Name of Person(s) Filing Statement)

Common Stock, $0.50 Par Value; Preferred Stock, $0.50 Par Value
(Title of Class of Securities)

Common Stock – 577913-10-6; Preferred Stock – 577913-20-5
(CUSIP Number of Class of Securities)

Bernard L. Birkel Corporate Secretary 1330 Post Oak Boulevard, Suite 2000 Houston, Texas 77056-3058 (713) 975-7600
(Name, Address and Telephone Number of Person(s) Authorized to Receive Notices and
Communications on Behalf of Person(s) Filing Statement)
With Copies To: Geoffrey K. Walker Andrews Kurth LLP 600 Travis, Suite 4200 Houston, Texas 77002-3090 (713) 220-4757

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee
Transaction Valuation*	Amount of Filing Fee*
$1,806,000	$100.77

*
Pursuant to Rule 0-11(b)(1) and Fee Rate Advisory #5 dated March 11, 2009, the transaction valuation equals the value of the securities proposed to be acquired and the filing fee equals $55.80 per million of the transaction value, in each case based on the cash out prices proposed to be paid for the estimated numbers of shares of Common Stock and Class A Preferred Stock proposed to be acquired in the Rule 13e-3 Transaction.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and date of its filing.

Amount Previously Paid:	100.77

Form or Registration No.: Schedule 13E-3

Filing Party: MAXXAM Inc., Charles E. Hurwitz, Gilda Investments, LLC, Giddeon Holdings, Inc., Hurwitz Investment Partnership L.P., Hurwitz Family Foundation, and Shawn M. Hurwitz

Date Filed: August 26, 2009

INTRODUCTION

This Amendment No. 5 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by MAXXAM Inc. (“MAXXAM” or the “Company”), a Delaware corporation, Charles E. Hurwitz, Gilda Investments, LLC, a Delaware limited liability company, Giddeon Holdings, Inc., a Delaware corporation, the Hurwitz Investment Partnership L.P., a Texas limited partnership, the Hurwitz Family Foundation, a Texas nonprofit corporation, and Shawn M. Hurwitz (collectively, the “Filing Persons”).

The Company proposes to hold a special meeting of its stockholders (the “Meeting”) to consider an amendment to the Company’s Restated Certificate of Incorporation to effect a 1-for-250 reverse stock split of MAXXAM’s common and preferred shares (the “Reverse Stock Split”).  As a result of the Reverse Stock Split and pursuant to the Proxy Supplement described below, (a) each stockholder owning fewer than 250 shares of MAXXAM common stock immediately prior to the Reverse Stock Split will receive $11.00 in cash, without interest, for each MAXXAM common share owned by such stockholder immediately prior to the Reverse Stock Split and will no longer own any of the Company’s common shares; (b) each stockholder owning fewer than 250 shares of MAXXAM preferred stock immediately prior to the Reverse Stock Split will receive $11.75 in cash, without interest, for each MAXXAM preferred share owned by such stockholder immediately prior to the Reverse Stock Split and will no longer own any of the Company’s preferred shares; and (c) each stockholder owning 250 or more common or preferred shares immediately prior to the Reverse Stock Split will receive one share for each 250 shares held before the Reverse Stock Split and, in lieu of any fractional shares following the Reverse Stock Split, will receive $11.00 in cash, without interest, for any common shares held immediately prior to the Reverse Stock Split that result in the fraction and $11.75 in cash, without interest, for any preferred shares held immediately prior to the Reverse Stock Split that result in the fraction.  Based upon the Company’s analysis, it expects to pay an aggregate of approximately $1,785,000 to its stockholders in connection with the Reverse Stock Split.

The primary effect of the Reverse Stock Split will be to reduce the Company’s total number of record holders of common stock below 300 by fully cashing out shareholders with less than 250 shares.  This will allow the Company to suspend its SEC reporting obligations and to terminate the registration of its common stock under Section 15(d) of the Exchange Act.

This Schedule 13E-3 is being filed by the Filing Persons with the SEC pursuant to Section 13(e) of the Exchange Act and Rule 13e-3 thereunder in connection with the filing by the Company of definitive additional proxy materials (the “Proxy Supplement”) filed with the SEC on December 7, 2009 under Regulation 14A of the Exchange Act.  The Proxy Supplement supplements and amends the definitive proxy statement (the “Proxy Statement”) filed by the Company with the SEC on November 18, 2009.  Each of the cross references indicated in the Items of this Schedule 13E-3 shows the location in the Proxy Statement and the Proxy Supplement of the information required to be included in response to such Items in this Schedule 13E-3.  The information contained in the Proxy Statement and the Proxy Supplement, including all schedules, exhibits, appendices and annexes thereto, is hereby expressly incorporated herein by reference, and the responses to each Item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the Proxy Supplement and the schedules, exhibits, appendices and annexes thereto, including the accompanying proxy cards.  All information contained in this Schedule 13E-3 concerning the Company has been supplied by the Company.

All references in this Schedule 13E-3 to Items numbered 1001 through 1016 contained in this Schedule 13E-3 are references to the corresponding Items contained in Regulation M-A under the Exchange Act.

Item 1.    SUMMARY TERM SHEET

Item 1001

The information set forth in the Proxy Statement under the following caption, as supplemented and amended by the Proxy Supplement, is incorporated herein by reference: “SUMMARY TERM SHEET.”

Item 2.    SUBJECT COMPANY INFORMATION

Item 1002

(a)	Name and Address.

The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:  “REVERSE STOCK SPLIT PROPOSAL–Background of MAXXAM.”

(b)	Securities.

The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:  “REVERSE STOCK SPLIT PROPOSAL–Description of Capital Stock.”

(c)	Trading Market and Price.

The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “VOTING SECURITIES–Market Price of Common Stock.”

(d)	Dividends.

The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “VOTING SECURITIES–Dividends.”

(e)	Prior Public Offerings.

Not applicable.

(f)	Prior Stock Purchases.

The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “VOTING SECURITIES–Common Stock Repurchases.”

Item 3.     IDENTITY AND BACKGROUND OF FILING PERSONS

Item 1003

(a)	Name and Address.

The information set forth in the Proxy Statements under the following captions is incorporated herein by reference:  “REVERSE STOCK SPLIT PROPOSAL–Background of MAXXAM and –Description and Interest of Certain Persons in Matters to be Acted Upon.”

(b)	Business and Background of Entities.

The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “REVERSE STOCK SPLIT PROPOSAL–Description and Interest of Certain Persons in Matters to be Acted Upon.”

(c)    Business and Background of Natural Persons.

The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “REVERSE STOCK SPLIT PROPOSAL–Description and Interest of Certain Persons in Matters to be Acted Upon.”

Item 4.    TERMS OF THE TRANSACTION

Item 1004

(a)(2) Material Terms.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MEETING AND THE REVERSE STOCK SPLIT,” “SPECIAL FACTORS–Purpose of the Reverse Stock Split, –Effects of the Reverse Stock Split, –Fairness of the Reverse Stock Split, –Material United States Federal Income Tax Consequences to Stockholders, and –Financing, Source of Funds and Expenses,” “REVERSE STOCK SPLIT PROPOSAL–Accounting Treatment,” and “MEETING AND VOTING INFORMATION–Quorum and Required Vote.”

The information set forth in the Proxy Supplement under the following captions is incorporated herein by reference:  “Settlement of Litigation,” “Adverse Developments in the Company’s Lines of Business,” “Limited Opportunities to Generate Operating Revenues,” “Evaluation of the Company’s Ability to Sell Real Estate Lots,” “The Company’s Efforts to Respond to Adverse Developments,” “Pursuit of Gaming Legislation,” and “Bankruptcy Cases of Former Forest Products Subsidiaries.”

(c)	Different Terms.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MEETING AND THE REVERSE STOCK SPLIT,” “SPECIAL FACTORS–Effects of the Reverse Stock Split and –Fairness of the Reverse Stock Split,” and “REVERSE STOCK SPLIT PROPOSAL–Summary and Structure.”

The information set forth in the Proxy Supplement under the following caption is incorporated herein by reference:  “Settlement of Litigation.”

(d)	Appraisal Rights.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “REVERSE STOCK SPLIT PROPOSAL–Unavailability of Appraisal or Dissenters’ Rights.”

(e)	Provisions for Unaffiliated Security Holders.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SPECIAL FACTORS–Effects of the Reverse Stock Split and –Fairness of the Reverse Stock Split” and “AVAILABLE INFORMATION.”

(f)	Eligibility for Listing or Trading.

Not applicable.

Item 5.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Item 1005

(a)	Transactions.

The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:  “PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS–Related Party Transactions.”

(b)	Significant Corporate Events.

Not applicable.

(c)	Negotiations or Contacts.

The information set forth in the Proxy Supplement under the following caption is incorporated herein by reference:  “Settlement of Litigation.”

(e)   Agreements Involving the Subject Company’s Securities.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “REVERSE STOCK SPLIT PROPOSAL–Description of Capital Stock” and “PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS–Director and Officer Compensation and –Related Party Transactions.”

The information set forth in the Proxy Supplement under the following caption is incorporated herein by reference:  “Settlement of Litigation.”

Item 6.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Item 1006

(b)	Use of Securities Acquired.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:  “QUESTIONS AND ANSWERS ABOUT THE MEETING AND REVERSE STOCK SPLIT” and “REVERSE STOCK SPLIT PROPOSAL–Accounting Treatment.”

(c)	Plans.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MEETING AND THE REVERSE STOCK SPLIT,” “SPECIAL FACTORS–Purpose of the Reverse Stock Split,          –Description of the Reverse Stock Split, and –Effects of the Reverse Stock Split,” “VOTING SECURITIES–Market Price of Common Stock and –Dividends” and “PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS–Company Plans.”

The information set forth in the Proxy Supplement under the following caption is incorporated herein by reference:  “Settlement of Litigation.”

Item 7.    PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

Item 1013

(a)	Purposes.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MEETING AND THE REVERSE STOCK SPLIT,” “SPECIAL FACTORS–Purpose of the Reverse Stock Split,” and “REVERSE STOCK SPLIT PROPOSAL–Background of the Reverse Stock Split.”

The information set forth in the Proxy Supplement under the following captions is incorporated herein by reference: “Adverse Developments in the Company’s Lines of Business,” “Limited Opportunities to Generate Operating Revenues,” “Evaluation of the Company’s Ability to Sell Real Estate Lots,” “The Company’s Efforts to Respond to Adverse Developments,” “Pursuit of Gaming Legislation,” and “Bankruptcy Cases of Former Forest Products Subsidiaries.”

(b)	Alternatives.

The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “SPECIAL FACTORS–Alternatives to the Reverse Stock Split.”

(c)	Reasons.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MEETING AND THE REVERSE STOCK SPLIT,” and “SPECIAL FACTORS–Purpose of the Reverse Stock Split,” and “REVERSE STOCK SPLIT PROPOSAL–Background of the Reverse Stock Split.”

The information set forth in the Proxy Supplement under the following captions is incorporated herein by reference: “Adverse Developments in the Company’s Lines of Business,” “Limited Opportunities to Generate Operating Revenues,” “Evaluation of the Company’s Ability to Sell Real Estate Lots,” “The Company’s Efforts to Respond to Adverse Developments,” “Pursuit of Gaming Legislation,” and “Bankruptcy Cases of Former Forest Products Subsidiaries.”

(d)	Effects.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MEETING AND THE REVERSE STOCK SPLIT,” “SPECIAL FACTORS–Effects of the Reverse Stock Split and      –Fairness of the Reverse Stock Split,” and “REVERSE STOCK SPLIT PROPOSAL–Summary and Structure and –Material United States Federal Income Tax Consequences to Stockholders.”

The information set forth in the Proxy Supplement under the following caption is incorporated herein by reference:  “Settlement of Litigation.”

Item 8.    FAIRNESS OF THE TRANSACTION

Item 1014

(a)	Fairness.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “SPECIAL FACTORS–Fairness of the Reverse Stock Split and –Opinion of WoodRock & Co.” and “REVERSE STOCK SPLIT PROPOSAL–Background of the Reverse Stock Split.”

(b)	Factors Considered in Determining Fairness.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “SPECIAL FACTORS–Fairness of the Reverse Stock Split and –Opinion of Woodrock & Co.”

The information set forth in the Proxy Supplement under the following captions is incorporated herein by reference: “Settlement of Litigation,” “Adverse Developments in the Company’s Lines of Business,” “Limited Opportunities to Generate Operating Revenues,” “Evaluation of the Company’s Ability to Sell Real Estate Lots,” “The Company’s Efforts to Respond to Adverse Developments,” “Pursuit of Gaming Legislation,” and “Bankruptcy Cases of Former Forest Products Subsidiaries.”

(c)	Approval of Security Holders.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “SPECIAL FACTORS–Fairness of the Reverse Stock Split,” and “MEETING AND VOTING INFORMATION–Quorum and Required Vote.”

(d)	Unaffiliated Representative.

The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “SPECIAL FACTORS–Fairness of the Reverse Stock Split.”

(e)	Approval of Directors.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SPECIAL FACTORS–Fairness of the Reverse Stock Split and –Conclusion” and “REVERSE STOCK SPLIT PROPOSAL–Background of the Reverse Stock Split and –Recommendation of the Board of Directors.”

(f)	Other Offers.

The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “SPECIAL FACTORS–Fairness of the Reverse Stock Split.”

Item 9.    REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

Item 1015

(a)	Report, Opinion or Appraisal.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “SPECIAL FACTORS–Fairness of the Reverse Stock Split, and –Opinion of WoodRock & Co.,” “REVERSE STOCK SPLIT PROPOSAL–Background of the Reverse Stock Split,” and Exhibit A to the Proxy Statement entitled “FAIRNESS OPINION.”

(b)	Preparer and Summary of the Report, Opinion or Appraisal.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SPECIAL FACTORS–Fairness of the Reverse Stock Split and –Opinion of WoodRock & Co.,” and “REVERSE STOCK SPLIT PROPOSAL–Background of the Reverse Stock Split.”

(c)	Availability of Documents.

The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “SPECIAL FACTORS–Opinion of WoodRock & Co.”

Item 10.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

Item 1007

(a)	Source of Funds.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “QUESTIONS AND ANSWERS ABOUT THE MEETING AND THE REVERSE STOCK SPLIT,” “SPECIAL FACTORS–Financing, Source of Funds and Expenses,” and “MEETING AND VOTING INFORMATION–Solicitation and Costs.”

The information set forth in the Proxy Supplement under the following caption is incorporated herein by reference: “Settlement of Litigation.”

(b)	Conditions.

Not applicable.

(c)	Expenses.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SPECIAL FACTORS–Financing, Source of Funds and Expenses” and “MEETING AND VOTING INFORMATION–Solicitation and Costs.”

The information set forth in the Proxy Supplement under the following caption is incorporated herein by reference: “Settlement of Litigation.”

(d)	Borrowed Funds.

Not applicable.

Item 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Item 1008

(a)	Securities Ownership.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “REVERSE STOCK SPLIT PROPOSAL–Description and Interest of Certain Persons in Matters to be Acted Upon and –Principal Holders and Management Ownership.”

(b)    Securities Transactions.

Not applicable.

Item 12.  THE SOLICITATION OR RECOMMENDATION

Item 1012

(d)	Intent to Tender or Vote in a Going Private Transaction.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MEETING AND THE REVERSE STOCK SPLIT,” “SPECIAL FACTORS–Effects of the Reverse Stock Split,           –Fairness of the Reverse Stock Split and –Conclusion” and “REVERSE STOCK SPLIT PROPOSAL–Recommendation of the Board of Directors and –Description and Interest of Certain Persons in Matters to be Acted Upon.”

(e)	Recommendations of Others.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: ‘SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MEETING AND THE REVERSE STOCK SPLIT,” “SPECIAL FACTORS–Fairness of the Reverse Stock Split and    –Conclusion” and “REVERSE STOCK SPLIT PROPOSAL–Background of the Reverse Stock Split and–Recommendation of the Board of Directors.”

Item 13.  FINANCIAL STATEMENTS

Item 1010

(a)	Financial Information.

The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “FINANCIAL INFORMATION–Summary Historical Financial Information.”

(b)	Pro forma Information.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “FINANCIAL INFORMATION–Pro Forma Consolidated Financial Statements (Unaudited) and –Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements.”

Item 14.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

Item 1009

(a)	Solicitations or Recommendations.

The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “MEETING AND VOTING INFORMATION–Solicitation and Costs.”

(b)	Employees and Corporate Assets.

The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “MEETING AND VOTING INFORMATION–Solicitation and Costs.”

Item 15.  ADDITIONAL INFORMATION

Item 1011

(b)	Other Material Information.

The information contained in the Proxy Statement and the Proxy Supplement, including all appendices and the proxy cards attached thereto, is incorporated herein by reference.

Item 16.  EXHIBITS

Item 1016

(a)(i)
Definitive Proxy Statement (the “Proxy Statement”) on Schedule 14A including all appendices and the proxy cards attached thereto, filed by MAXXAM with the SEC on November 18, 2009 (incorporated herein by reference to the Schedule 14A filed by MAXXAM with the SEC on November 18, 2009).

(a)(ii)
Letter to stockholders and Supplement to Proxy Statement (the “Proxy Supplement”) filed by MAXXAM with the SEC on December 7, 2009 (incorporated herein by reference to the Schedule 14A filed by MAXXAM with the SEC on December 7, 2009; the “December 7 Schedule 14A”).

(a)(iii)	Press Release issued by MAXXAM on December 7, 2009 (the addendum to such Press Release is incorporated herein by reference to the Proxy Supplement).

(a)(iv)
Memorandum of Understanding (“MOU”) for Settlement dated December 4, 2009, by and among the parties to the action captioned In re MAXXAM Inc. Shareholders Litigation, Consol. C.A. No. 4893-VCP, pending before the Delaware Court of Chancery (Exhibit A to the MOU is incorporated herein by reference to the December 7 Schedule 14A).

(a)(v)	Press Release issued by MAXXAM on August 24, 2009 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by MAXXAM with the SEC on August 24, 2009).

(a)(vi)	Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed by MAXXAM with the SEC on March 31, 2009 (incorporated herein by reference to such SEC filing)

(a)(vii)	Quarterly Report on Form 10-Q for the quarter ended September 30, 2009, filed by MAXXAM with the SEC on November 16, 2009 (incorporated herein by reference to such SEC filing)

(c)(i)
WoodRock & Co. Presentation to the Board of Directors, furnished to MAXXAM Inc. directors on August 14, 2009 (incorporated herein by reference to Exhibit (c)(i) to Amendment No. 3 to Schedule 13E-3 filed by MAXXAM with the SEC on October 16, 2009). .

(c)(ii)
WoodRock & Co. draft Fairness Opinion, furnished to MAXXAM Inc. directors on August 17, 2009 (incorporated herein by reference to Exhibit (c)(ii) to Amendment No. 2 to Schedule 13E-3 filed by MAXXAM with the SEC on September 30, 2009; “Amendment No. 2”).

(c)(iii)
Executive summary page and replacement update pages for WoodRock & Co. Presentation to the Board of Directors, furnished to MAXXAM Inc. directors on August 18, 2009 (incorporated herein by reference to Exhibit (c)(iii) to Amendment No. 2).

(c)(iv)	Revised WoodRock & Co. draft Fairness Opinion, furnished to MAXXAM Inc. directors on August 18, 2009 (incorporated herein by reference to Exhibit (c)(iv) to Amendment No. 2).

(c)(v)
Revised WoodRock & Co. draft Fairness Opinion, furnished to MAXXAM Inc. directors on August 21, 2009, marked to show changes to the draft Fairness Opinion distributed to MAXXAM Inc. directors on August 18, 2009 (incorporated herein by reference to Exhibit (c)(v) to Amendment No. 2).

(c)(vi)
Revised WoodRock & Co. draft Fairness Opinion, furnished to MAXXAM Inc. directors on August 24, 2009, marked to show changes to the draft Fairness Opinion distributed to MAXXAM Inc. directors on August 21, 2009 (incorporated herein by reference to Exhibit (c)(vi) to Amendment No. 2).

(c)(vii)	Unmarked version of the revised draft WoodRock Fairness Opinion, furnished to MAXXAM Inc. directors on August 24, 2009 (incorporated herein by reference to Exhibit (c)(vii) to Amendment No. 2).

(c)(viii)	Executed Fairness Opinion of WoodRock & Co., dated August 24, 2009 (incorporated herein by reference to Exhibit A to the Proxy Statement).

(c)(ix)	Letter Agreement between MAXXAM Inc. and WoodRock & Co. dated September 24, 2009 (incorporated herein by reference to Exhibit (c)(ix) to Amendment No. 2)..

(d)(i)	MAXXAM 2002 Omnibus Employee Incentive Plan, as amended (incorporated herein by reference to Exhibit 10.51 to the Annual Report on Form 10-K filed by MAXXAM with the SEC on March 31, 2009).

(d)(ii)	MAXXAM 1994 Omnibus Employee Incentive Plan, as amended (incorporated herein by reference to Exhibit 10.53 to the Annual Report on Form 10-K filed by MAXXAM with the SEC on March 31, 2009).

(d)(iii)
Restricted Stock Agreement dated December 13, 1999, between the Company and Charles E. Hurwitz, as amended (incorporated  herein by reference to Exhibits 10.71 and 10.72 to the Annual Report on Form 10-K filed by MAXXAM with the SEC on March 31, 2009).

(d)(iv)	MAXXAM Amended and Restated Non-Employee Director Stock Plan (incorporated herein by reference to Exhibit 99.1 to the Schedule 14A filed by MAXXAM with the SEC on April 20, 2004).

(d)(v)
Rights Agreement, dated as of December 15, 1999, between MAXXAM Inc. and American Stock Transfer & Trust Company (incorporated  herein by reference to Exhibit 4.1 to the Annual Report on Form 10-K filed by MAXXAM with the SEC on March 31, 2009).

(d)(vi)
Deferred Fee Agreement, dated September 1, 1994, between the Company and Ezra G. Levin, as amended (incorporated  herein by reference to Exhibits 10.77, 10.78 and 10.79 to the Annual Report on Form 10-K filed by MAXXAM with the SEC on March 31, 2009).

(d)(vii)
Separation, Release and Confidentiality Agreement, dated July 31, 2008, between the Company and J. Kent Friedman (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K/A Amendment No. 1 filed by MAXXAM with the SEC on August 7, 2008).  [Note: A portion of this exhibit has been redacted and the redacted portion separately filed with the Securities and Exchange Commission pursuant to a request for confidential treatment.]

.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set for in this statement is true, complete and correct.

Date: December 7, 2009	MAXXAM INC /s/ Charles E. Hurwitz
Charles E. Hurwitz Chief Executive Officer

/s/ Charles E. Hurwitz
Charles E. Hurwitz

GILDA INVESTMENTS, LLC /s/ Charles E. Hurwitz
Charles E. Hurwitz President

HURWITZ INVESTMENT PARTNERSHIP L.P. /s/ Charles E. Hurwitz
Charles E. Hurwitz Managing General Partner

HURWITZ FAMILY FOUNDATION /s/ Charles E. Hurwitz
Charles E. Hurwitz President

/s/ Shawn M. Hurwitz
Shawn M. Hurwitz

EXHIBIT INDEX

Exhibit Number	Description
(a)(i)

Definitive Proxy Statement (the “Proxy Statement”) on Schedule 14A including all appendices and the proxy cards attached thereto, filed by MAXXAM with the SEC on November 18, 2009 (incorporated herein by reference to the Schedule 14A filed by MAXXAM with the SEC on November 18, 2009).

(a)(ii)
Letter to stockholders and Supplement to Proxy Statement (the “Proxy Supplement”) filed by MAXXAM with the SEC on December 7, 2009 (incorporated herein by reference to the Schedule 14A filed by MAXXAM with the SEC on December 7, 2009; the “December 7 Schedule 14A”).

(a)(iii)	Press Release issued by MAXXAM on December 7, 2009 (the addendum to such Press Release is incorporated herein by reference to the Proxy Supplement).
(a)(iv)
Memorandum of Understanding (“MOU”) for Settlement dated December 4, 2009, by and among the parties to the action captioned In re MAXXAM Inc. Shareholders Litigation, Consol. C.A. No. 4893-VCP, pending before the Delaware Court of Chancery (Exhibit A to the MOU is incorporated herein by reference to the December 7 Schedule 14A).

(a)(v)	Press Release issued by MAXXAM on August 24, 2009 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by MAXXAM with the SEC on August 24, 2009).
(a)(vi)	Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed by MAXXAM with the SEC on March 31, 2009 (incorporated herein by reference to such SEC filing)
(a)(vii)	Quarterly Report on Form 10-Q for the quarter ended September 30, 2009, filed by MAXXAM with the SEC on November 16, 2009 (incorporated herein by reference to such SEC filing)
(c)(i)
WoodRock & Co. Presentation to the Board of Directors, furnished to MAXXAM Inc. directors on August 14, 2009 (incorporated herein by reference to Exhibit (c)(i) to Amendment No. 3 to Schedule 13E-3 filed by MAXXAM with the SEC on October 16, 2009).

(c)(ii)
WoodRock & Co. draft Fairness Opinion, furnished to MAXXAM Inc. directors on August 17, 2009 (incorporated herein by reference to Exhibit (c)(ii) to Amendment No. 2 to Schedule 13E-3 filed by MAXXAM with the SEC on September 30, 2009; “Amendment No. 2”).

(c)(iii)
Executive summary page and replacement update pages for WoodRock & Co. Presentation to theBoard of Directors, furnished to MAXXAM Inc. directors on August 18, 2009 incorporated herein by reference to Exhibit (c)(iii) to Amendment No. 2).

(c)(iv)	Revised WoodRock & Co. draft Fairness Opinion, furnished to MAXXAM Inc. directors on August 18, 2009 incorporated herein by reference to Exhibit (c)(iv) to Amendment No. 2).
(c)(v)
Revised WoodRock & Co. draft Fairness Opinion, furnished to MAXXAM Inc. directors on August 21, 2009, marked to show changes to the draft Fairness Opinion distributed to MAXXAM Inc. directors on August 18, 2009 incorporated herein by reference to Exhibit (c)(v) to Amendment No. 2).

(c)(vi)
Revised WoodRock & Co. draft Fairness Opinion, furnished to MAXXAM Inc. directors on August 24, 2009, marked to show changes to the draft Fairness Opinion distributed to MAXXAM Inc. directors on August 21, 2009 incorporated herein by reference to Exhibit (c)(vi) to Amendment No. 2).

(c)(vii)	Unmarked version of the revised draft WoodRock Fairness Opinion, furnished to MAXXAM Inc. directors on August 24, 2009 incorporated herein by reference to Exhibit (c)(vii) to Amendment No. 2).

(c)(viii)	Executed Fairness Opinion of WoodRock & Co., dated August 24, 2009 (incorporated herein by reference to Exhibit A to the Proxy Statement).
(c)(ix)	Letter Agreement between MAXXAM Inc. and WoodRock & Co. dated September 24, 2009 incorporated herein by reference to Exhibit (c)(ix) to Amendment No. 2).
(d)(i)	MAXXAM 2002 Omnibus Employee Incentive Plan, as amended (incorporated herein by reference to Exhibit 10.51 to the Annual Report on Form 10-K filed by MAXXAM with the SEC on March 31, 2009).
(d)(ii)	MAXXAM 1994 Omnibus Employee Incentive Plan, as amended (incorporated herein by reference to Exhibit 10.53 to the Annual Report on Form 10-K filed by MAXXAM with the SEC on March 31, 2009).
(d)(iii)
Restricted Stock Agreement dated December 13, 1999, between the Company and Charles E. Hurwitz, as amended (incorporated herein by reference to Exhibits 10.71 and 10.72 to the Annual Report on Form 10-K filed by MAXXAM with the SEC on March 31, 2009).

(d)(iv)	MAXXAM Amended and Restated Non-Employee Director Stock Plan (incorporated herein by reference to Exhibit 99.1 to the Schedule 14A filed by MAXXAM with the SEC on April 20, 2004).
(d)(v)
Rights Agreement, dated as of December 15, 1999, between MAXXAM Inc. and American Stock Transfer & Trust Company (incorporated herein by reference to Exhibit 4.1 to the Annual Report on Form 10-K filed by MAXXAM with the SEC on March 31, 2009).

(d)(vi)
Deferred Fee Agreement, dated September 1, 1994, between the Company and Ezra G. Levin, as amended (incorporated herein by reference to Exhibits 10.77, 10.78 and 10.79 to the Annual Report on Form 10-K filed by MAXXAM with the SEC on March 31, 2009).

(d)(vii)
Separation, Release and Confidentiality Agreement, dated July 31, 2008, between the Company and J. Kent Friedman (incorporated herein by reference to Exhibit 10.1 to the Current Report on 8-K/A Amendment No. 1 filed by MAXXAM with the SEC on August 7, 2008).  [Note: A portion of this exhibit has been redacted and the redacted portion separately filed with the Securities and Exchange Commission pursuant to a request for confidential treatment.]